Exhibit (a)(1)

650 Fifth Avenue, 30th Floor, New York, NY 10019

Investor Relations: (866) 902-0063

www.healthcaretrustinc.com

RECOMMENDATION TO REJECT THE UNSOLICITED COMRIT TENDER OFFER

March 10, 2020

Dear HTI Stockholder,

Recently you may have received an unsolicited and opportunistic tender offer from Comrit Investments 1, Limited Partnership and Comrit Investments Ltd. (together, “Comrit”) to purchase up to 5,000,000 shares of common stock of Healthcare Trust, Inc. (“HTI”) at a price equal to $8.61 per share.

HTI does not endorse Comrit’s offer and reminds its stockholders that Comrit is not affiliated with HTI or its advisor. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the offer price of $8.61 per share is $8.89 less than $17.50, HTI’s current estimated per-share net asset value (“estimated per-share NAV”), which translates to a discount of 49.2%. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value HTI’s assets and liabilities in connection with the calculation of estimated per-share NAV, see HTI’s Current Report on Form 8-K filed on April 3, 2019 filed with the SEC. The Company expects to publish a new estimated per-share NAV as of December 31, 2019 on or around April 3, 2020. There can be no assurance as to whether the new estimated per-share NAV will be higher or lower than the current estimated per-share NAV.

HTI’S BOARD OF DIRECTORS (THE “BOARD”) HAS CAREFULLY REVIEWED THE TERMS OF COMRIT’S TENDER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF COMMON STOCK. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after considering several factors, including:

•	The Board believes that the offer price is significantly less than the current estimated per-share NAV of $17.50 as well as the potential long-term value of HTI’s common stock.
•	In establishing the current estimated per-share NAV, the Board took into consideration appraisals of HTI’s real estate and other assets and liabilities performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.
•	Comrit acknowledges that in establishing the purchase price of $8.61 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Comrit’s objectives.
•	Comrit states that it has not made an independent appraisal of HTI’s shares or HTI’s properties, and is not qualified to appraise real estate.
•	If you sell, you will no longer have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock or distributions paid, if any.
•	None of HTI’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.

HTI encourages you to follow the Board’s recommendation and not tender your shares to Comrit. If you have tendered or do tender your shares to Comrit, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to Comrit.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to participate. Please consult with your financial or tax advisor when considering Comrit’s offer.

HTI has filed a Schedule 14D-9 with the SEC providing additional detail regarding the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available on the HTI website at www.healthcaretrustinc.com and the SEC’s website at www.sec.gov.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our stockholders. Comrit does not have access to ANY of your personal information or account information. In following the SEC guidelines for this tender, Comrit is permitted to send materials to us that we must then forward to you, as is.

If you have any questions or need further information about your options, please feel free to contact HTI’s Investor Relations Department at 866-902-0063.

We appreciate your trust in HTI and the Board and thank you for your continued support.

Sincerely,

Edward M. Weil, Jr.
Chief Executive Officer and President